UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
555 Burrard Street, P.O. Box 272 Vancouver, British Columbia Canada V7X 1M8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐ Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated December 18, 2024 - NEW FOUND APPOINTS PAUL HUET AS INDEPENDENT CHAIRMAN AND WELCOMES NEW BOARD MEMBERS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	December 18, 2024	By:	/s/ Collin Kettell
Collin Kettell
Chief Executive Officer